

For Immediate Release – Calgary, Alberta
TSX, NYSE: BXE

BELLATRIX APPOINTS STEVE G. TOTH AS VICE PRESIDENT, INVESTOR RELATIONS

CALGARY, ALBERTA (October 22, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce the appointment of Steve G. Toth as Vice President, Investor Relations effective October 23, 2014. Mr. Toth is a senior financial analyst and joins Bellatrix from a leading global wealth management and investment firm, where he most recently held the position of Director, Oil & Gas Equity Research Analyst. Prior thereto, Mr. Toth worked for one of Canada's largest and foremost financial institutions, within both the buy-side and sell-side areas of its business. Mr. Toth received a Bachelor of Commerce degree (with Distinction) from the University of Calgary in 2001, and obtained his Chartered Financial Analyst designation in 2005.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President and COO (403) 750-5566
or
Steve Toth, Vice President, Investor Relations (403) 750-1270
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com